NAME OF REGISTRANT: The Wendy’s Company

NAME OF PERSON RELYING ON EXEMPTION: Green Century Capital Management

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 4 on Wendy’s 2025 Proxy Statement:

Stockholder Proposal Regarding an Emissions Reduction Assessment

The Wendy’s Company Symbol: WEN

Filed by: Green Century Capital Management

Green Century Capital Management, Inc. seeks your support for the climate-related proposal filed at The Wendy’s Company (hereby referred to as “Wendy’s” or “the Company”) in its 2025 proxy statement asking the Company to disclose an assessment of whether it is on track to achieve its emissions reduction targets given its current climate transition policies and plans. The Proponent believes that disclosing whether and how the Company will achieve its existing climate goals, which would require reducing beef-related emissions, will mitigate commodity price risks, legal risks, and competitive risks and better meet investor expectations.

Resolved: Shareholders request that Wendy’s, at reasonable expense and omitting proprietary information, disclose an assessment of whether its current climate transition plans and related resource commitments can reasonably achieve its 2030 and 2040 emissions reduction targets, or whether additional plans or commitments are necessary.

Supporting Statement: The essential purpose of this proposal is to elicit quantitative, forward-looking disclosures demonstrating whether Wendy’s policies and actions can be reasonably expected to achieve its emissions reduction targets. In developing these disclosures, proponents recommend, at management discretion:

•	Quantifying the emissions reduction impact of each of Wendy’s current climate strategies;

•	Assessing whether Wendy’s livestock dependency will make its climate targets unachievable;

•	Integrating quantitative, timebound protein diversification targets.

RATIONALE FOR A “YES” VOTE

1.	Commodity Price Risk – A significant portion of Wendy’s emissions arise from beef. Without assurance that the Company is on track to meet its targets by reducing beef emissions, Wendy’s may be exposed to commodity price risk.
2.	Competitive risk – Without an assessment of Wendy's progress toward reaching its climate goals, its lack of plans to diversify its protein options in comparison to peers exposes the Company to competitive risks.
3.	Legal risk – Without forward-looking disclosures describing how Wendy’s will meet its existing climate commitments, the Company remains exposed to lawsuits alleging greenwashing.
4.	Failure to Meet Investor Expectations – Wendy’s current climate-related disclosures fail to inform investors how it will align its business with existing climate commitments and mitigate climate-related risks.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for Proposal No. 4 following the instruction provided on the management’s proxy mailing.

BACKGROUND

In 2024, the Earth’s average temperature exceeded 1.5 °C above pre-industrial levels for the first time. Each 1°C temperature rise will decrease global GDP by 12%.

The global food system is responsible for one-third of global anthropogenic greenhouse gas emissions.1 The majority of food system emissions (71%) arise from agriculture and land-use change activities.2 By 2050, agricultural emissions are set to account for 70% of the greenhouse gas (GHG) budget associated with 2°C of warming and must decrease by 11 gigatons to avoid reaching this threshold.3

In response, 20 of the world’s largest food and restaurant companies have set emissions reduction goals.4 These targets aim to decrease Scope 3 emissions from companies’ supply chain, which often account for over 90% of their total GHG footprint. For quick service restaurants, reducing Scope 3 emissions necessitates addressing their purchasing of beef, which emits the highest GHG emissions per kilogram of any food commodity and 88% more GHG emissions than poultry.5

Quick service restaurants are exposed to significant climate-related risks. Climate change produces weather patterns that accelerate crop failure and reduce agricultural productivity.6 Agricultural products will face variability of supply and price volatility as climate change intensifies.7 Suppliers must either sustain increased costs themselves or pass them on to quick-service restaurants.8

Beef emissions account for 50% of Wendy’s GHG footprint.9 Wendy’s has set a target to reduce Scope 3 emissions from purchased goods and services, including beef, by 55% per metric ton of goods, to reduce Scope 3 emissions from forest, land and agriculture by 33.3%, and to achieve climate neutrality in the beef value chain by 2040.10

Yet, Wendy's current disclosures fail to describe progress and key actions the company is taking to achieve these targets—including plans to work with its beef supply chain and diversify protein offerings.

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1 https://www.nature.com/articles/s43016-021-00225-9; https://www.fao.org/statistics/highlights-archive/highlights-detail/greenhouse-gas-emissions-from-agrifood-systems.-global--regional-and-country-trends--2000-2022/en

2 https://www.nature.com/articles/s43016-021-00225-9

3 https://wriorg.s3.amazonaws.com/s3fs-public/creating-sustainable-food-future_0.pdf?_ga=2.34002273.1714275990.1547553073-184368778.1538575606

4 https://www.nytimes.com/2023/09/22/business/food-companies-emissions-climate-pledges.html

5 https://www.un.org/en/climatechange/science/climate-issues/food; https://www.bbc.com/future/article/20221214-what-is-the-lowest-carbon-protein

6 https://www.ucs.org/resources/climate-change-and-agriculture; https://www.epa.gov/climateimpacts/climate-change-impacts-agriculture-and-food-supply

7 https://think.ing.com/articles/climate-change-forces-food-agri-companies-to-adapt/; https://www.angus.org/angus-media/angus-journal/2024/10/futures-market-volatility

8 https://www.fairr.org/news-events/insights/how-climate-change-can-take-a-bite-out-of-profits-across-the-entire-animal-protein-value-chain

9 https://prod.wendys.com/sites/default/files/2023-11/The%20Wendy%27s%20Company-CDP%20Climate%20Change%20Questionnaire%202023.pdf

10 https://www.wendys.com/csr-what-we-value/footprint/climate-energy; https://www.wendys.com/sites/default/files/2024-05/Wendys-2023-Corporate-Responsibility-Report.pdf, 19

Wendy’s does not publish progress on beef suppliers in compliance with its Responsible Sourcing Guide nor its strategies to engage beef suppliers. The company does not describe how existing purchasing practices and agricultural initiatives will reduce emissions and contribute to achieving its reduction targets, particularly for beef.

In the absence of a credible plan to reduce the largest source of its GHG emissions, Wendy’s faces commodity price, competitive, and legal risks and fails to safeguard shareholder value.

I.	COMMODITY PRICE RISK

Wendy’s failure to report if and how it will reach its GHG reduction targets leaves investors unsure if the Company is taking the necessary steps to mitigate climate risks, including higher ingredient-related costs.

Cattle populations are negatively impacted by climate change. On January 1, 2024, the US reached the lowest number of cattle and calves since 1951.11 Climate change leads to water scarcity, soil degradation, reduced crop yields, and higher average temperatures, all of which make the beef-supply chain less productive and continue to decrease cattle population.12 As a result, the costs of producing and procuring beef are growing.13 Wendy’s peer McDonald’s acknowledges this in its assessment of its climate-related risks, reporting that raw material costs may increase due to climate change.14

To avoid incurring higher commodity costs, restaurants including McDonald’s and Burger King have shifted their menus toward cheaper proteins in the past.15 Tyson, a Wendy’s beef supplier, is expected to face a 15% increase in costs by 2030 due to climate risk, and the physical and transition impacts of climate change have been projected to cause cumulative losses of $1.3 trillion by 2030 for 40 of the world’s largest livestock companies, including Tyson and JBS.16 Wendy’s may experience financial strains if it fails to similarly diversify its protein options.

Without details on Wendy’s initiatives to reduce its purchasing of beef or engage its beef supply chain to decrease emissions, investors are unable to assess the Company’s exposure to the commodity price risk climate change will have on its business. Outlining how the Company plans to mitigate supply chain emissions in line with its climate goals would also help demonstrate to investors the extent to which Wendy’s is on track to achieve its targets.

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11 https://www.fb.org/market-intel/u-s-cattle-inventory-smallest-in-73-years

12 https://www.publichealth.columbia.edu/news/how-climate-change-stressing-global-food-supply-public-health ; https://www.weforum.org/stories/2024/01/food-system-impact-of-climate-change/ ; https://www.weforum.org/stories/2024/01/food-system-impact-of-climate-change/#:~:text=Climate%20change%20impacts%20meat%20supply%20chains%20in%20three%20major%20ways,increase%20slows%20growth%20by%207%25; https://climate.nasa.gov/news/3124/global-climate-change-impact-on-crops-expected-within-10-years-nasa-study-finds/; https://pmc.ncbi.nlm.nih.gov/articles/PMC4823286/#:~:text=The%20foremost%20reaction%20of%20animals,even%20death%20in%20extreme%20cases

13 https://www.fb.org/market-intel/cattle-market-volatility-increasing-risk-for-farmers-may-lead-to-record-beef-prices

14 https://corporate.mcdonalds.com/content/dam/sites/corp/nfl/pdf/McDonalds_CDP_Response_Climate_Change_2023.pdf, 11.

15 https://www.nrn.com/fast-casual/mcdonald-s-burger-king-push-chicken-amid-high-beef-costs; https://www.washingtonpost.com/business/2024/12/05/chicken-fast-food/

16 https://tysonfreshmeats.com/progressive-beef-and-wendys-advance-partnership; https://www.fairr.org/news-events/insights/how-climate-change-can-take-a-bite-out-of-profits-across-the-entire-animal-protein-value-chain; https://www.fairr.org/tools/climate-risk-tool

II.	COMPETITIVE RISK

Wendy’s peers better demonstrate they are taking the necessary actions to mitigate climate-related risks, including by diversifying their protein options, exposing Wendy’s to competitive risks.

Wendy’s peers are ahead in diversifying their protein offerings and sales in response to increased demand.

•	The number of chicken products consumed at quick service restaurants has increased 11% since 2019, and McDonald’s chicken market is twice the size of beef and growing much faster.[17]McDonald’s, Yum Brands, Chipotle, and Wing Stop all attributed recent growth to their chicken menu items and have created campaigns to increase chicken sales.[18]
•	Competitors including Burger King,[19] Taco Bell,[20] Smashburger,[21] Shake Shack,[22] and Habit Burger and Grill,[23] offer alternative proteins and meatless menu options in the U.S.
•	McDonald’s offers multiple permanent vegetarian and vegan items in the U.K., EU, and India, and it expanded offerings in Germany in 2023 and France in 2024.[24]
•	In 2024, Panda Express announced the expansion of its alternative protein chicken across the U.S.[25]

Consumers are increasingly aware  of sustainability, including the climate-impact of their food.

●	In a survey of 19,000 participants, up to 80% of respondents reported considering sustainability in their day-to-day decision making. Respondents exhibited the greatest interest in sustainability and follow-through within the food category.[26]
●	According to the National Restaurant Association’s State of the Industry 2023 report, 72% of all U.S. adults say they’re more likely to visit a restaurant that uses sustainable and environmentally friendly business practices.[27]

●	Earnst and Young forecasts the alternatives market to grow at a compound annual growth rate of 3.7% between 2022 and 2027.[28]

As a quick service restaurant, Wendy’s is highly dependent on goodwill towards its brand. If Wendy’s does not illustrate that it is on track to meet its climate commitments, growing concern about climate change has the potential to damage the Company’s reputation.

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17 https://www.washingtonpost.com/business/2024/12/05/chicken-fast-food/

18 https://www.washingtonpost.com/business/2024/12/05/chicken-fast-food/

19 https://news.bk.com/media-assets/menu-item-and-campaign-images

20 https://www.tacobell.com/food/vegetarian

21 https://smashburger.com/menu/smashburgers/veggie-smash

22 https://shakeshack.com/faq?a=What-vegetarian-or-vegan-options-do-you-have---id--BjalMAUDQDiC1tE9cMJgHQ

23 https://www.habitburger.com/menu/

24 https://www.latimes.com/business/story/2024-10-10/beyond-meat-mcdonalds-mcnuggets-france

25 https://www.beyondmeat.com/en-US/whats-new/beyond-the-original-orange-chicken-expands-to-more-panda-express-locations

26 https://www.bcg.com/publications/2023/whetting-consumers-appetite-for-sustainable-foods

27 https://www.nrn.com/quick-service/why-restaurant-companies-have-turned-their-focus-to-carbon-emissions-reduction

28 https://www.ey.com/en_us/insights/strategy/how-alternative-proteins-are-reshaping-meat-industries#:~:text=The%20alternatives%20market%20reached%20US,and%20meat%20industries%20in%20particular.

Plant-based proteins produce 70 times less greenhouse gas emissions than an equivalent amount of beef, and chicken’s GHG footprint is nearly nine times lower than that of beef.29 Given the higher price and emissions of beef30 failing to diversify its protein offerings dy’s at a competitive disadvantage

By detailing Wendy's progress toward reaching its climate goals, including plans to diversify its protein offerings, the Company could keep pace with its peers and better demonstrate its commitment to reducing its GHG emissions, thereby reducing competitive risk.

III.	LEGAL RISK

Companies face legal risk when their sustainability commitments are not supported with credible plans to achieve them. In the absence of forward-looking disclosures that address the largest source of its greenhouse gas footprint, potential litigants may allege that Wendy’s climate ambitions are misleading customers.

Companies face legal risk when they fail to substantiate their sustainability commitments and marketing.

•	In 2024, The New York Attorney General sued JBS for making allegedly unsubstantiated claims about its net-zero by 2040 commitment.[31] The legal complaint argues that JBS has not demonstrated it is taking concrete steps toward its goal and is therefore misleading consumers in violation of state law.[32]

•	In 2024, Environmental Working Group filed a lawsuit against Tyson for allegedly making false statements on the company’s efforts toward achieving its net-zero by 2050 goal and portraying its beef as “climate-smart”.[33] The suit claims that despite Tyson’s inclusion of a plan to achieve net-zero emissions in its 2022 sustainability report, the company’s strategy does not make significant changes to its operations and alleges that it would require an “unfathomable” volume of carbon offsets to zero out its emissions, given the scale of its production.[34]

•	Similar greenwashing lawsuits have been filed against Coca-Cola,[35] Lululemon,[36] H&M,[37] Volkswagen,[38] Unilever,[39] Proctor & Gamble,[40] and Amazon[41] for allegedly misleading customers about the sustainability of their products.

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29 https://earthshotprize.org/news/changing-the-plate-how-alternative-proteins-can-help-create-a-healthier-planet/; https://www.bbc.com/future/article/20221214-what-is-the-lowest-carbon-protein

30 https://fred.stlouisfed.org/series/APU0000706111#0;

31 https://www.theguardian.com/environment/2024/apr/05/letitia-james-jbs-meat-lawsuit-greenwashing

32 https://ag.ny.gov/sites/default/files/court-filings/jbs-complaint.pdf, 30

33 https://www.nytimes.com/2024/09/18/climate/tyson-beef-climate-lawsuit.html

34 https://earthjustice.org/wp-content/uploads/2024/09/2024.09.18-tyson-complaint.pdf, 4

35 https://www.esgdive.com/news/d-c-appeals-court-rules-coca-cola-must-face-greenwashing-lawsuit/726071/

36 https://www.forbes.com/sites/jonmcgowan/2024/05/13/canada-launches-greenwashing-investigation-into-lululemon/

37 https://fashionunited.uk/news/fashion/h-m-sued-for-greenwashing-claims-again/2022111466226

38 https://www.bbc.com/news/business-34324772

39 https://www.esgdive.com/news/unilever-greenwashing-investigation-uk/703047/

40 https://www.reuters.com/business/retail-consumer/procter-gamble-accused-greenwashing-charmin-toilet-paper-lawsuit-says-2025-01-17/

41 https://www.marketwatch.com/press-release/hagens-berman-amazon-faces-consumer-lawsuit-alleging-deforestation-behind-amazon-basics-paper-products-and-greenwashing-cover-up-7f089d95

H&M and Unilever responded by releasing more robust climate transition plans that provided additional transparency on their progress and actions toward meeting their sustainability targets, resulting in reputational benefits.42

Wendy’s climate goals, reporting, and “Good Done Right” corporate responsibility strategy may be construed as similarly misleading to those of JBS and Tyson. The Company could mitigate these legal risks by releasing elements of its climate transition plan that provide details on how it will reduce its emissions from the beef supply chain or diversify its protein offerings so as to achieve its climate emissions reduction targets.

IV.	FAILURE TO MEET INVESTOR EXPECTATIONS

Investors expect companies to transparently and effectively mitigate climate risk.43 Wendy’s recognizes this expectation by setting near-term GHG reduction targets validated by the Science Based Targets initiative . Yet, the Company’s current reporting fails to describe its plans and actions to reach its targets and manage climate-related risks.

Investors look for companies to go beyond identifying climate risk and begin disclosing strategies to respond to risks and reach sustainability objectives.

•	650 investors representing USD $33 trillion in assets under management signed the 2024 Global Investor Statement to Governments on the Climate Crisis calling for governments to mandate the disclosure of science-based climate transition plans.[44]

•	A PwC survey of investors found that 69% believed developing a data-driven, enterprise-level climate strategy will help prepare companies for climate risk.[45]

•	A Taskforce on Climate-Related Financial Related Disclosures (TCFD) survey found over 80% of respondents believe organizations with emissions reduction commitments should disclose a transition plan.[46]

Climate transition plans have become a best practice for companies to produce and demonstrate credible, forward-looking strategies to reach sustainability targets. One in four of the 23,000 companies that report to the CDP have released a climate transition plan and 36% (over 8,200) disclosed that they plan to set one within two years. The number of companies with a plan increased 44% between 2022 to 2023.47A recent survey of 500 global enterprises also revealed that the lack of a climate transition plan is cited as a top challenge in companies meeting their goals.48

In its 2023 CDP report, Wendy’s notes it has created a climate transition plan, but it is not publicly available. The TCFD encourages companies to disclose key elements of their climate transition plans, including current and planned initiatives to address material sources of GHG emissions and metrics to monitor and track progress.49

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42 https://initiatives.weforum.org/net-zero-supply-chain-support-hub/unilever; https://trellis.net/article/unilever-takes-tougher-stance-supply-chain-emissions/; https://hmgroup.com/news/hm-group-scores-a-in-climate-leadership-in-new-cdp-ranking/; https://www.fibre2fashion.com/news/fashion-announcement-news/sweden-s-h-m-group-ranks-3rd-in-climate-energy-transparency-report-297160-newsdetails.htm

43 https://theinvestoragenda.org/wp-content/uploads/2024/08/2024-Global-Investor-Statement-to-Governments-on-the-Climate-Crisis.pdf; https://www.climateaction100.org/news/as-the-2024-proxy-season-gets-underway-climate-action-100-investors-call-on-companies-to-improve-climate-lobbying-accounting-and-governance/

44 https://www.unepfi.org/wordpress/wp-content/uploads/2024/09/FINAL-2024-Global-Investor-Statement_17-Sep-2024.pdf

45 https://www.pwc.com/gx/en/issues/esg/ceos-investors-climate-change-expectations.html

46 https://assets.bbhub.io/company/sites/60/2021/08/Summary-of-June-2021-Public-Consultation.pdf

47 https://www.cdp.net/en/climate-transition-plans

48 https://www.global.ntt/wp-content/uploads/2024/09/Net-Zero-2024.pdf

49 https://www.ifrs.org/content/dam/ifrs/knowledge-hub/resources/tpt/disclosure-framework-oct-2023.pdf, 28; https://assets.bbhub.io/company/sites/60/2021/07/2021-Metrics_Targets_Guidance-1.pdf, 42

Investors increasingly expect disclosure of a comprehensive climate transition plan to achieve climate goals. By providing the necessary information to assess whether Wendy’s is on track to meet its targets, the Company will better protect shareholder value and meet investor expectations for climate disclosures.50

CONCLUSION

Including more robust disclosures that demonstrate how and whether Wendy’s will achieve its climate targets, particularly by addressing emissions from its beef supply chain, will assure investors that Wendy’s is taking the necessary steps to address the commodity price risks, competitive risks, and legal risks associated with an inadequate climate transition plan.

Shareholders are urged to vote FOR Proxy Item Number 4:

For questions regarding this proposal, please contact Giovanna Eichner, Green Century Capital Management, geichner@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for Proposal No. 4 following the instruction provided on the management’s proxy mailing.

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50 https://theinvestoragenda.org/blog/review-of-230-investors-finds-icaps-are-becoming-common-practice/